PRN CORPORATION

600 Harrison Street, 4th Floor

San Francisco, CA 94107

July 19, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dan Zimmerman

Re:	PRN Corporation - Registration Statement on Form S-1
(File No. 333-115205)
Request for Withdrawal

Dear Mr. Zimmerman:

Pursuant to Rule 477(a) and (c) of the Securities Act of 1933, as amended (the “Securities Act”), PRN Corporation (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-115205), together with all exhibits thereto (the “Registration Statement”), originally filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on May 5, 2004, as well as Amendment Nos. 1 through 5 to such Registration Statement as filed with the Commission on June 3, 2004, June 15, 2004, July 13, 2004, July 22, 2004 and August 3, 2004, respectively. The Registrant is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registration Statement has not been declared effective. No securities under the Registration Statement have been sold. Although no decision has been made at this time, the Registrant may undertake a private offering in reliance on Rule 155(c) under the Securities Act.

Sincerely,

/s/    ARTHUR J. SONGEY

Arthur J. Songey

Chief Financial Officer